1. Name and Address of Reporting Person
   Minter, Steven A.
   100 Tredegar Street
   P. O. Box 26532
   Richmond, VA 23261
2. Issuer Name and Ticker or Trading Symbol
   DOMINION RESOURCES, INC. (D)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   9/2002 <F1>
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              2421             D
Common Stock                       04/26/2002 A       V     303         A      $0.0000                     I           By Company
                                                                                                                       Trust for
                                                                                                                       Director
Common Stock                       09/20/2002 A             15 <F2>     A      $0.0000    1245             I           By Company
                                                                                                                       Trust for
                                                                                                                       Director

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Phantom Stock  $0       09/20/2002 A         95                                Common  95       $0.0000    7511     D
                                             <F3>                              Stock
Stock Option   $59.96                                               01/01/2008 Common                      4000     D
                                                                               Stock
Stock Option   $59.96                                               01/01/2009 Common                      4000     D
                                                                               Stock
Stock Option   $59.96                                               01/01/2010 Common                      4000     D
                                                                               Stock
Stock Units    $0       09/20/2002 A         115                               Common  115      $0.0000    9161     D
                                             <F4>                              Stock

Explanation of Responses:

<F1>
This Statement is being filed for transactions that were effective as of September 20, 2002. The balances reported in column 5 of Table I and column 9 of Table II reflect the Director's holdings as of September 20, 2002.
<F2>
Shares acquired pursuant to the automatic dividend reinvestment feature under the Dominion Resources, Inc. Directors' Stock Compensation Plan, in a transaction exempt under Rule 16(b)-3.
<F3>
Additional Phantom Stock Units credited to the Director's account under a Deferred Compensation Plan for non-employee Directors, in a transaction exempt under Rule 16b-3.
<F4>
Additional stock units credited to the Director's account under the Dominion Resources, Inc. Stock Accumulation Plan for Outside Directors (the "Plan"), in a transaction exempt under Rule 16(b)-3. The stock units awarded and credited under this Plan are subject to the Plan's vesting provisions and will not be paid until the Director has completed his or her service on the Board.

SIGNATURE OF REPORTING PERSON
/s/ Steven A. Minter

DATE
09/24/2002